Exhibit (h)(7)
Fee Apportionment Agreement
This Fee Apportionment Agreement is made this 20th day of July, 2007 by First Focus Funds, Inc., a Nebraska corporation (the “Fund”) and Tributary Capital Management, LLC, a Colorado limited liability company (“Tributary”).
Preliminary Statement
A. Tributary serves as an investment adviser to the Fund pursuant to an Investment Advisory Agreement dated February 14, 2005.
B. The Fund is a party to an Operating Agreement (“Operating Agreement”) dated April 17, 2006 with Charles Schwab & Co., Inc. (“Schwab”).
C. The Fund, Tributary and Schwab are parties to a Services Agreement dated April 17, 2006 (“Services Agreement”), under which Schwab provides certain services (the “Services”) to Fund and Tributary with respect to Schwab’s customers who hold shares in the Fund’s series which are scheduled in the Services Agreement (the “Series”).
D. In addition to the Services Agreement, Schwab’s performance of the Services is also subject to the terms of the Operating Agreement.
E. In exchange for Schwab’s performance of the Services, the Fund and Tributary, as provided in the Services Agreement, have jointly agreed to pay Schwab a fee in the amount of 40 basis points (“bps”) per month of the net asset value of the Series, subject to a minimum monthly fee (collectively, the “Fee”), and as more particularly provided in Exhibit B to the Service Agreement (“Exhibit B”).
F. The Fund and Tributary wish to set forth the apportionment of the Fee each party has been and shall continue to be responsible to pay Schwab under the Services Agreement.
Now, Therefore, in consideration of the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which is acknowledged by the parties, the parties hereby agree as follows:
1. Apportionment of Fee. For so long as the Fund and Tributary are obligated to pay Schwab the Fee under the terms of the Services Agreement, the parties agree that the Funds shall in no event pay more than 25 bps of the Fee, calculated in the manner set forth in Exhibit B, and that Tributary shall pay the remainder of the Fee. In the event the Fee is assessed as a minimum fee as provided in Exhibit B, Tributary shall pay 37.5% of such minimum Fee, and the Fund shall pay 62.5% of such minimum Fee; provided that in no event shall the Fund pay more than 25 bps of the net asset value of a Series, as calculated in Exhibit B.
2. Reference to Agreements. The term of this agreement and the obligations hereunder shall only continue so long as the parties are obligated to pay the Fee. In the event the amount of the

Fee is modified or the Services Agreement is otherwise modified, the parties may mutually agree to correspondingly modify this agreement.
[Signature page to follow.]

The parties hereto have caused this Fee Apportionment Agreement to be executed as of the date first above written.

FIRST FOCUS FUNDS, INC.		TRIBUTARY CAPITAL MANAGEMENT, LLC

By:	/s/ Julie Den Herder	By:	/s/ Kurt Spieler

	Name: Julie Den Herder		Name: Kurt Spieler
	Title: President		Title: Managing Director